CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)(2)
Entergy Arkansas, Inc. First Mortgage Bonds, 4.75% due June 1, 2063	$125,000,000	$17,050

(1)  Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

(2)  Pursuant to Rules 457(o) and 457(r) under the Securities Act of 1933, the registration fee was calculated based on the maximum aggregate offering price.  This "Calculation of Registration Fee" table shall be deemed to update the "Calculation of Registration Fee" table in Entergy Arkansas, Inc.'s Registration Statement on Form S-3 (File No. 333-169315-03), which was filed March 4, 2011, in Post-Effective Amendment No. 2 to the Registration Statement on Form S-3 filed by Entergy Corporation on September 13, 2010, as amended by Post-Effective Amendment No. 1 which was filed September 20, 2010.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-169315-03

PROSPECTUS SUPPLEMENT

(To Prospectus dated September 20, 2010)

$125,000,000

Entergy Arkansas, Inc.

First Mortgage Bonds,

4.75% Series due June 1, 2063

We are offering $125 million of our First Mortgage Bonds, 4.75% Series due June 1, 2063. We will pay interest on the bonds on March 1, June 1, September 1 and December 1 of each year. The first interest payment on the bonds will be made on September 1, 2013. We may redeem the bonds prior to maturity, in whole or in part, at any time on or after June 1, 2018, at a redemption price equal to the principal amount being redeemed plus any accrued and unpaid interest to, but not including, the redemption date. The bonds will be issued in denominations of $25 and integral multiples of $25 in excess thereof.

We intend to apply to list the bonds on the New York Stock Exchange. If approved for listing, trading on the New York Stock Exchange is expected to commence within 30 days after the bonds are first issued.

As described in the accompanying prospectus, the bonds are a series of first mortgage bonds issued under our mortgage and deed of trust, which has the benefit of a first mortgage lien on substantially all of our property.

Investing in the bonds involves risks. See “Risk Factors” on page S-1 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting Discounts and Commissions	Proceeds to Entergy Arkansas (Before Expenses)
Per bond	100.00%	3.15%	96.85%
Total	$125,000,000	$3,937,500	$121,062,500

(1)	The price to public will also include any interest that has accrued on the bonds since their issue date if delivered after that date.

The underwriters expect to deliver the bonds to purchasers through the book-entry facilities of The Depository Trust Company in New York, New York on or about June 4, 2013.

Joint Book-Running Managers

Morgan Stanley	Wells Fargo Securities

Co-Manager

Stephens Inc.

May 28, 2013

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus required to be filed with the Securities and Exchange Commission, or SEC. We have not, and the underwriters have not, authorized anyone else to provide you with different information. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is accurate as of any date other than as of the dates of these documents or the dates these documents were filed with the SEC. Our business, financial condition, results of operations and prospects may have changed since these dates. If the information in this prospectus supplement is different from, or inconsistent with, the information in the accompanying prospectus, you should rely on the information contained in this prospectus supplement. We are not, and the underwriters are not, making an offer or sale of the bonds in any jurisdiction where the offer or sale is not permitted.

Prospectus Supplement

i

RISK FACTORS

Investing in the bonds involves certain risks. In considering whether to purchase the bonds, you should carefully consider the information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should carefully consider the information under the heading “Risk Factors” as well as the factors listed under the heading “Forward-Looking Information,” in each case, contained in our Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”), and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 (the “First Quarter 2013 Form 10-Q”), each of which is incorporated by reference herein.

WHERE YOU CAN FIND MORE INFORMATION

The SEC allows us to “incorporate by reference” the information filed by us with the SEC, which means that we can refer you to important information without restating it in this prospectus supplement and the accompanying prospectus. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus and should be read with the same care. Accordingly, we incorporate by reference the documents listed below along with any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, if the filings are made prior to the time that all of the bonds are sold in this offering:

1. the 2012 Form 10-K;

2. the First Quarter 2013 Form 10-Q; and

3. our Current Reports on Form 8-K dated January 9, 2013 (filed January 9, 2013) and May 20, 2013 (filed May 20, 2013).

You may access a copy of any or all of these filings, free of charge, at our website located at http://www.entergy.com or by writing or calling us at the following address:

Ms. Dawn A. Balash

Assistant Secretary

Entergy Arkansas, Inc.

639 Loyola Avenue

New Orleans, Louisiana 70113

(504) 576-6755

You may also direct your requests via email to dbalash@entergy.com. We do not intend our Internet address to be an active link or to otherwise incorporate the contents of the website into this prospectus supplement or the accompanying prospectus.

SELECTED FINANCIAL INFORMATION

You should read our selected financial information set forth below in conjunction with the financial statements and other financial information contained in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. The selected financial information set forth below has been derived from (1) our annual financial statements for the three-year period ended December 31, 2012, which have been audited by Deloitte & Touche LLP, our independent registered public accounting firm, and incorporated by reference in this prospectus supplement and the accompanying prospectus from the 2012 Form 10-K, and (2) our unaudited financial statements as of and for the three months ended March 31, 2013, incorporated by reference in this prospectus supplement and the accompanying prospectus from the First Quarter 2013 Form 10-Q. The following material, which is presented in this prospectus supplement solely to furnish summary information, is qualified by, and should be considered in conjunction with, the more detailed information appearing in the documents incorporated by reference herein.

	For the Twelve Months Ended
	March 31, 2013	December 31,
		2012	2011	2010
	(Dollars in thousands)
Income Statement Data:
Operating Revenues	$2,194,218	$2,127,004	$2,084,310	$2,082,447
Operating Income	310,882	307,384	358,354	326,016
Interest Expense	81,898	80,403	80,719	89,192
Net Income	153,210	152,365	164,891	172,618
Ratio of Earnings to Fixed Charges(1)(2)	3.76	3.79	4.31	3.91

	As of March 31, 2013
	Actual		As Adjusted(3)
	Amount	Percent	Amount	Percent
	(Dollars in Thousands)
Balance Sheet Data:
Preferred Stock without sinking fund	$116,350	3.1%	$116,350	2.8%
Common Equity:
Common Stock and Paid-in Capital	588,914	15.4	588,914	14.0
Retained Earnings	988,703	25.9	988,703	23.6

Total Common Equity	$1,577,617	41.3	$1,577,617	37.6
First Mortgage Bonds (including current maturities)	1,525,000	39.9	1,900,000	45.3
Other Long-Term Debt (including current maturities)(4)	598,945	15.7	598,945	14.3

Total Capitalization	$3,817,912	100.0%	$4,192,912	100.0%

(1)	As defined by Item 503(d) of Regulation S-K of the SEC, “Earnings” represents the aggregate of (a) income before the cumulative effect of an accounting change, (b) taxes based on income, (c) investment tax credit adjustments — net and (d) fixed charges, and “Fixed Charges” include interest (whether expensed or capitalized), related amortization and estimated interest applicable to rentals charged to operating expenses. We accrue interest expense related to unrecognized tax benefits in income tax expense and do not include it in fixed charges.
(2)	The Ratio of Earnings to Fixed Charges for the three months ended March 31, 2013 was 2.18.
(3)	Adjusted to reflect (i) the issuance and sale of the bonds and (ii) the issuance and sale of $250 million in aggregate principal amount of another series of our first mortgage bonds currently expected to take place on May 30, 2013. We currently anticipate that the net proceeds we receive from the issuance and sale of these separate first mortgage bonds will be applied, together with the proceeds of the issuance of the bonds and other available corporate funds, to repay our first mortgage bonds due August 2013. See “Use of Proceeds” in this prospectus supplement.
(4)	Other Long-Term Debt (including current maturities) includes approximately $101.6 million of securitization bonds that are non-recourse to our assets and revenues.

USE OF PROCEEDS

We anticipate our net proceeds from the sale of the bonds will be approximately $120.7 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds we receive from the issuance and sale of the bonds, together with other available corporate funds, to repay at maturity our first mortgage bonds due August 2013 in the aggregate principal amount of $300 million bearing interest at 5.40% per year and for general corporate purposes. Pending the application of the net proceeds, we will invest them in short-term, highly liquid, high-rated money market instruments and/or the Entergy system money pool.

DESCRIPTION OF THE BONDS

General

The mortgage (as defined in the accompanying prospectus) permits us to issue an unlimited amount of first mortgage bonds from time to time in one or more series, so long as we meet issuance tests set forth in the mortgage, which are generally described under the heading “— Issuance of Additional First Mortgage Bonds” below. All first mortgage bonds of any one series need not be issued at the same time, and a series may be reopened for issuances of additional first mortgage bonds of such series. Thus, we may, from time to time, without notice to or the consent of the existing holders of the bonds, create and issue further first mortgage bonds having the same terms and conditions as the bonds offered hereby in all respects, except for issue date, price to public and, if applicable, the initial interest payment on such first mortgage bonds. Additional first mortgage bonds issued in this manner will be consolidated with, and will form a single series with, the previously outstanding first mortgage bonds of such series.

Interest, Maturity and Payment

We are offering $125 million of First Mortgage Bonds, 4.75% Series due June 1, 2063. We will pay interest on the bonds on March 1, June 1, September 1 and December 1 of each year, beginning on September 1, 2013. Interest will accrue at the rate of 4.75% per year and will start to accrue from the date that the bonds are issued. As long as the bonds are registered in the name of The Depository Trust Company (“DTC”) or its nominee, the record date for interest payable on any interest payment date shall be the close of business on the Business Day immediately preceding such interest payment date. We have agreed to pay interest on any overdue principal and, if such payment is enforceable under applicable law, on any overdue installment of interest on the bonds at a rate of 6% per annum to holders of record at the close of business on the Business Day immediately preceding our payment of such interest.

Interest on the bonds will be computed on the basis of a 360-day year of twelve 30-day months. If any interest payment date or the maturity date falls on a day that is not a Business Day, the payment due on that interest payment date or the maturity date will be made on the next Business Day, and without any interest or other payment in respect of such delay.

“Business Day” means any day other than a Saturday or a Sunday or a day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed or a day on which the corporate trust office of the corporate trustee is closed for business.

Form and Denomination

The bonds will be issued in denominations of $25 and integral multiples $25 in excess thereof. The bonds will be represented by a global certificate without coupons registered in the name of a nominee of DTC. As long as the bonds are registered in the name of DTC or its nominee, we will pay principal, any premium and interest due on the bonds to DTC. DTC will then make payment to its participants for disbursement to the beneficial owners of the bonds as described in the accompanying prospectus under the heading “Description of the New Bonds — Book-Entry Only Securities.”

Optional Redemption

We may redeem the bonds prior to maturity, in whole or in part, at our option, on not less than 30 days’ nor more than 60 days’ notice, at any time on or after June 1, 2018, at a redemption price equal to the principal amount of the bonds being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

If, at the time notice of redemption is given, the redemption monies are not held by the corporate trustee, the redemption may be made subject to receipt of such monies before the date fixed for redemption, and such notice shall be of no effect unless such monies are so received.

We may apply cash we deposit under any provision of the mortgage, with certain exceptions, to the redemption or purchase, including the purchase from us, of first mortgage bonds of any series under our mortgage including the bonds.

Amendments to Mortgage

As of December 1, 2012, we effected the amendments to the mortgage described in the accompanying prospectus under “Description of the New Bonds — Security” (described in the fourth paragraph of such section), “— Issuance of Additional Bonds” (described in the fifth paragraph of such section, under 2), “— Release and Substitution of Property” (described in the fourth paragraph of such section, under 1, 2 and 3) and “— Modification” (described in the second paragraph of such section). We have revised the descriptions of the related sections of the accompanying prospectus below to reflect such amendments.

Security

The following subsection replaces in its entirety the section entitled “Description of the New Bonds — Security” in the accompanying prospectus.

The bonds, together with all other first mortgage bonds now outstanding or hereafter issued under the mortgage will be secured, equally and ratably, by the lien of the mortgage, which constitutes a first mortgage lien on substantially all of our property subject to bankruptcy law and to (i) leases of minor portions of our property to others for uses which do not interfere with our business, (ii) leases of our certain property not used in our business, and (iii) excepted encumbrances. There is excepted from the lien certain of our property, including all cash and securities; certain equipment, materials and supplies; automobiles and other vehicles and aircraft, timber, minerals, mineral rights and royalties; receivables, contracts, leases and operating agreements; and certain unimproved lands sold or to be sold.

The mortgage contains provisions that impose the lien of the mortgage on property that we acquire after the date of the mortgage, other than excepted property, subject to pre-existing liens. However, if we consolidate or merge with, or sell substantially all of our mortgaged property to, a successor, the lien created by the mortgage will generally not cover the property of the successor, other than the property it acquires from us and improvements, replacements and additions to that property.

If we sell substantially all of our mortgaged property to a successor, the successor will assume all of our obligations and covenants under the mortgage and the outstanding first mortgage bonds and we may be released and discharged from such obligations and covenants.

The mortgage also provides that the trustees shall have a lien upon the mortgaged property to ensure the payment of their reasonable compensation, expenses and disbursements and for indemnity against certain liabilities. This lien takes priority over the lien securing the first mortgage bonds.

The mortgage also contains restrictions on the issuance of debt secured by a prior lien on the mortgaged property (“qualified lien bonds”).

Issuance of Additional First Mortgage Bonds

The following subsection replaces in its entirety the section entitled “Description of the New Bonds — Issuance of Additional Bonds” in the accompanying prospectus.

The maximum principal amount of first mortgage bonds that may be issued under the mortgage is unlimited, subject to property additions, earnings and other limitations of the mortgage. First mortgage bonds of any series may be issued from time to time on the basis of (1) 60% of the cost or fair value, whichever is less, of unfunded property additions after adjustments to offset retirements, (2) retirements of first mortgage bonds or qualified lien bonds, or (3) the deposit of cash with the corporate trustee. Property additions generally include, among other things, electric, gas, steam or hot water property acquired after June 30, 1944. Securities, automobiles, or other vehicles or aircraft, or property used principally for the production or gathering of natural gas, are not included as property additions.

As of April 30, 2013, approximately $570 million principal amount of first mortgage bonds could be issued on the basis of property additions, and approximately $966 million principal amount of first mortgage bonds could be issued on the basis of retired first mortgage bonds.

When first mortgage bonds are issued on the basis of property additions as described in clause (1) above, cash as described in clause (3) above or, with certain exceptions, retired first mortgage bonds as described in clause (2) above, the issuance of first mortgage bonds must meet an “earnings” test. The adjusted net earnings, before interest and income taxes, for 12 consecutive months of the preceding 18 months must be at least twice the annual interest requirements on all first mortgage bonds at the time outstanding, including the additional first mortgage bonds comprising such issuance, and all indebtedness, if any, of prior rank. The adjusted net earnings are calculated with (1) a deduction of $5,800,000 plus 2% of net additions to mortgaged property in lieu of actual retirements of mortgaged property, (2) the inclusion of revenues collected subject to possible refund and allowances for funds used during construction, and (3) no deduction for non-recurring charges. Based upon our results of operations for the twelve months ended March 31, 2013, if we were to make an application for authentication and delivery of first mortgage bonds as of the date of this prospectus supplement, solely based on the earnings coverage test (and, therefore, not taking into account the property additions and retired first mortgage bond issuance limitations), we could issue approximately $2,012 million in principal amount of first mortgage bonds, in addition to the amount of first mortgage bonds then outstanding (assuming an interest rate of 5% for additional first mortgage bonds). Such amount will be affected by the issuance of the bonds, as well as by our currently anticipated issuance of another series of our first mortgage bonds on May 30, 2013, and by subsequent net earnings. First mortgage bonds in a greater amount may also be issued for the refunding of outstanding first mortgage bonds. The bonds will be issued on the basis of property additions.

We have the right to amend the Mortgage at any time without the consent or other action of the holders of any of the first mortgage bonds to permit the issuance of first mortgage bonds on the basis of 80% of the cost or fair value, whichever is less, of unfunded property additions after adjustments to offset retirements.

We have the right to amend the mortgage at any time without any consent or other action of the holders of any of the first mortgage bonds to make any form of space satellites including solar power satellites, space stations and other analogous facilities available as property additions.

Other than the security afforded by the lien of the mortgage and restrictions on the issuance of additional first mortgage bonds described above, there are no provisions of the mortgage which afford the holders of the bonds protection in the event of a highly leveraged transaction involving us.

Release and Substitution of Property

The following subsection replaces in its entirety the section entitled “Description of the New Bonds — Release and Substitution of Property” in the accompanying prospectus.

Property may be released from the lien of the mortgage, without applying any earnings test, upon the bases of: (1) the deposit of cash or, to a limited extent, purchase money mortgages, (2) property additions, after adjustments in certain cases to offset retirements and after making adjustments for qualified lien bonds, if any, outstanding against property additions, and (3) (i) the aggregate principal amount of first mortgage bonds that we would be entitled to issue on the basis of retired qualified lien bonds; or (ii) 10/6ths of the aggregate principal amount of first mortgage bonds that we would be entitled to issue on the basis of retired first mortgage bonds; in each case with the entitlement being waived by operation of the release. Cash may be withdrawn upon the bases stated in clauses (2) and (3) above without applying any earnings test. Should we amend the mortgage as described under “— Issuance of Additional First Mortgage Bonds” above to permit the issuance of first mortgage bonds on the basis of an increased percentage of the cost or fair value, whichever is less, of unfunded property additions after adjustments to offset retirements, the ratio specified in clause (ii) above would change to the reciprocal of such increased percentage.

The mortgage also contains special provisions with respect to qualified lien bonds pledged and the disposition of moneys received on pledged prior lien bonds. We may also release unfunded property if after such release at least one dollar in unfunded property remains subject to the lien of the mortgage.

We have the right to amend the mortgage at any time without the consent or other action of the holders of any of the first mortgage bonds to modify the definition of “Funded Property” in the mortgage to mean property specified by us with a fair value determined by an independent expert not less than 10/8ths of the sum of the amount of the outstanding first mortgage bonds and retired first mortgage bonds.

Modification

The following subsection replaces in its entirety the section entitled “Description of the New Bonds — Modification” in the accompanying prospectus.

Certain rights of holders of first mortgage bonds may be modified with the consent of the holders of a majority of the outstanding first mortgage bonds, considered as one class, provided that, if less than all series of first mortgage bonds are affected, only the consent of a majority of the outstanding first mortgage bonds of each series affected, considered as one class is required for such modification. In general, no modification of the terms of payment of principal or interest, and no modification affecting the lien of the mortgage or reducing the percentage required for modification is effective against any holder of first mortgage bonds without such holder’s consent. The mortgage may be modified without the consent of the holders of first mortgage bonds to make changes which do not adversely affect the interests of the holders in any material respect.

Dividend Covenant

We will not enter into a dividend covenant with respect to the bonds; however, so long as certain of the first mortgage bonds we have issued prior to the date hereof are outstanding, holders of the bonds will indirectly benefit from our covenant relating to those outstanding first mortgage bonds to restrict our payment of cash dividends on our common stock in certain circumstances.

Special Retirement Provisions

We have effected the amendment to the mortgage described in the accompanying prospectus under “Description of the New Bonds — Redemption and Retirement — Special Retirement Provisions.”

Trustees

Deutsche Bank Trust Company Americas is the corporate trustee under the mortgage, and, as to property in Missouri, The Bank of New York Mellon Trust Company, N.A. is the co-trustee. Effective October 1, 2010, the other co-trustee under our mortgage, as referenced in the accompanying prospectus under “Description of the New Bonds — General”, resigned. The corporate trustee is not required to, but under certain circumstances may appoint co-trustees in accordance with our mortgage.

Trading Characteristics

We intend to apply to list the bonds on the New York Stock Exchange. If approved for listing, trading on the New York Stock Exchange is expected to commence within 30 days after the bonds are first issued. The bonds are expected to trade at a price that takes into account the value, if any, of accrued but unpaid interest. This means that purchasers will not pay, and sellers will not receive, accrued and unpaid interest on the bonds except as included in the trading price thereof. Any portion of the trading price of a bond that is attributable to accrued but unpaid interest will be treated as ordinary interest income for federal income tax purposes and will not be treated as part of the amount realized for purposes of determining gain or loss on the disposition of the bonds.

Additional Information

For additional information about the bonds, see “Description of the New Bonds” in the accompanying prospectus, including:

1. additional information about the terms of the bonds,

2. general information about our mortgage and the trustees,

3. a description of certain restrictions contained in our mortgage, and

4. a description of events of default under our mortgage.

UNDERWRITING

Under the terms and conditions set forth in the underwriting agreement, dated the date of this prospectus supplement, we have agreed to sell to each of the underwriters named below, and each of the underwriters has severally agreed to purchase, the principal amounts of bonds set forth opposite its name below:

Name	Principal Amount of Bonds
Morgan Stanley & Co. LLC	$50,000,000
Wells Fargo Securities, LLC	50,000,000
Stephens Inc.	25,000,000

Total	$125,000,000

Under the terms and conditions set forth in the underwriting agreement, the underwriters have committed, subject to the terms and conditions set forth therein, to take and pay for all of the bonds if any are taken, provided, that under certain circumstances involving a default of an underwriter, less than all of the bonds may be purchased. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriters initially propose to offer all or part of the bonds directly to the public at the price to public set forth on the cover page hereof and may offer the bonds to certain securities dealers at such price less a concession not in excess of $0.50 per bond. The underwriters may allow, and such dealers may reallow to certain brokers and dealers, a concession not in excess of $0.45 per bond. After the initial offering of the bonds, the offering price and other selling terms may from time to time be varied by the underwriters.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We estimate that our total expenses for this offering will be $375,000 excluding underwriting discounts and commissions.

The bonds will constitute a new class of securities with no established trading market. We intend to apply to list the bonds on the New York Stock Exchange. If approved for listing, trading of the bonds on the New York Stock Exchange is expected to commence within 30 days after the bonds are first issued. The underwriters have advised us that they intend to make a market in the bonds prior to the commencement of trading on the New York Stock Exchange, but they are not obligated to do so and may discontinue such market-making activities at any time without notice. If such a market develops, the bonds could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar debt securities and our business, results of operations, financial condition or prospects. We cannot give any assurance as to the maintenance of the trading market for, or the liquidity of, the bonds.

In order to facilitate the offering of the bonds, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the bonds. Specifically, they may over-allot in connection with the offering, creating a short position in the bonds for their own accounts. In addition, to cover over-allotments or to stabilize the price of the bonds, the underwriters may bid for, and purchase, the bonds in the open market. Finally, the underwriters may reclaim selling concessions allowed to dealers for distributing the bonds in the offering, if they repurchase previously distributed bonds in transactions to cover short positions established by them, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the bonds above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

It is expected that delivery of the bonds will be made on or about the date specified on the cover page of this prospectus supplement, which will be the fifth business day (T+5) following the date of this prospectus supplement. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days (T+3), unless the parties to any such trade expressly agree otherwise. Accordingly, the purchasers who wish to trade the bonds on the date of this prospectus supplement or the next business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds on the date of this prospectus supplement or the next business day should consult their own advisors.

In the ordinary course of their respective businesses, the underwriters and certain of their affiliates have in the past and may in the future engage in investment banking, commercial banking or other transactions of a financial nature with us and our affiliates, for which they have received, or may receive, customary compensation. Certain of the underwriters, either directly or through affiliates, are lenders under certain Entergy System credit facilities.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

EXPERTS

The financial statements and the related financial statement schedule as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, incorporated by reference in this prospectus supplement and the accompanying prospectus from Entergy Arkansas, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2012, and the effectiveness of Entergy Arkansas, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

FIRST MORTGAGE BONDS

ENTERGY ARKANSAS, INC.

425 West Capitol Avenue

Little Rock, Arkansas 72201

(501) 377-4000

We —

•	may periodically offer our first mortgage bonds in one or more series; and

•	will determine the price and other terms of each series of first mortgage bonds when sold, including whether any series will be subject to redemption prior to maturity.

The First Mortgage Bonds —

•	will be secured by a mortgage that constitutes a first mortgage lien on substantially all of our property; and

•	will not be listed on a national securities exchange unless otherwise indicated in the accompanying prospectus supplement.

You —

•	will receive interest payments in the amounts and on the dates specified in an accompanying prospectus supplement.

This prospectus may be used to offer and sell series of first mortgage bonds only if accompanied by the prospectus supplement for that series. We will provide the specific information for those offerings and the specific terms of these first mortgage bonds, including their offering prices, interest rates and maturities, in supplements to this prospectus. The supplements may also add, update or change the information in this prospectus. You should read this prospectus and any supplements carefully before you invest.

Investing in the first mortgage bonds offered by this prospectus involves risks. See “Risk Factors” on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We may offer the first mortgage bonds directly or through underwriters, agents or dealers. Each prospectus supplement will provide the terms of the plan of distribution for the related series of first mortgage bonds.

The date of this prospectus is September 20, 2010.

RISK FACTORS

Investing in the first mortgage bonds involves certain risks. In considering whether to purchase the first mortgage bonds being offered (the “New Bonds”), you should carefully consider the information we have included or incorporated by reference in this prospectus. In particular, you should carefully consider the information under the heading “Risk Factors” as well as the factors listed under the heading “Forward-Looking Information,” in each case, contained in our Annual Report on Form 10-K for the year ended December 31, 2009, and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010 and June  30, 2010, each of which is incorporated by reference herein.

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement that we filed with the United States Securities and Exchange Commission (the “SEC”) as a majority-owned subsidiary of Entergy Corporation, which is a “well-known seasoned issuer”, as defined in Rule 405 under the Securities Act of 1933 (the “Securities Act”). By utilizing a shelf registration statement, we may sell, at any time and from time to time, in one or more offerings, the New Bonds described in this prospectus. This prospectus provides a general description of the New Bonds being offered. Each time we sell a series of New Bonds we will provide a prospectus supplement containing specific information about the terms of that series of New Bonds and the related offering. It is important for you to consider the information contained in this prospectus, the related prospectus supplement and the exhibits to the registration statement, together with the additional information referenced under the heading “Where You Can Find More Information” in making your investment decision.

For more detailed information about the New Bonds, you can read the exhibits to the registration statement. Those exhibits have been either filed with the registration statement or incorporated by reference to earlier SEC filings listed in the registration statement.

ENTERGY ARKANSAS, INC.

We are a corporation organized under the laws of the State of Arkansas. Our principal executive offices are located at 425 West Capitol Avenue, Little Rock, Arkansas 72201. Our telephone number is 1-501-377-4000. We are an electric public utility company providing service to approximately 689,000 customers in the State of Arkansas. We also provide retail electric service to a small number of customers in Tennessee.

We are owned by Entergy Corporation. The other major public utilities owned, directly or indirectly, by Entergy Corporation are Entergy Gulf States Louisiana, L.L.C., Entergy Louisiana, LLC, Entergy Mississippi, Inc., Entergy New Orleans, Inc. and Entergy Texas, Inc. Entergy Corporation also owns all of the common stock of System Energy Resources, Inc., the principal asset of which is its interest in the Grand Gulf Electric Generating Station (“Grand Gulf”), and Entergy Operations, Inc., a nuclear management services company.

Capacity and energy from Grand Gulf are allocated among Entergy Louisiana, LLC, Entergy Mississippi, Inc., Entergy New Orleans, Inc. and us under a unit power sales agreement. Our allocated share of Grand Gulf’s capacity and energy, together with related costs is 36%. Payments we make under the unit power sales agreement are generally recovered through rates set by the Arkansas Public Service Commission and the Tennessee Regulatory Authority, which regulate our electric service, rates and charges. We are also subject to regulation by the Federal Energy Regulatory Commission.

Together with Entergy Louisiana Properties, LLC, Entergy Mississippi, Inc., and Entergy New Orleans, Inc., we own all of the capital stock of System Fuels, Inc. System Fuels, Inc. is a special purpose company which implements and maintains certain programs for the purchase, delivery and storage of fuel supplies for Entergy Corporation’s utility subsidiaries.

The information above is only a summary and is not complete. You should read the incorporated documents listed under the heading “Where You Can Find More Information” for more specific information concerning our business and affairs, including significant contingencies, significant factors and known trends, our general capital requirements, our financing plans and capabilities, and pending legal and regulatory proceedings, including the status of industry restructuring in our service areas.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), and therefore are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings are available to the public on the Internet at the SEC’s website located at (http://www.sec.gov). You may read and copy any document that we file with the SEC at the SEC public reference room located at:

100 F Street, N.E.

Room 1580

Washington, D.C. 20549-1004.

Call the SEC at 1-800-732-0330 for more information about the public reference room and how to request documents.

The SEC allows us to “incorporate by reference” the information filed by us with the SEC, which means we can refer you to important information without restating it in this prospectus. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, along with any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and until the offerings contemplated by this prospectus are completed or terminated:

1.  our annual report on Form 10-K for the year ended December 31, 2009;

2.  our quarterly reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010; and

3.  our current reports on Form 8-K dated June 14, 2010 (filed June 18, 2010), August 18, 2010 (filed August 18, 2010) and August 18, 2010 (filed August 24, 2010).

You may access a copy of any or all of these filings, free of charge, at our web site, which is located at http:// www.entergy.com, or by writing or calling us at the following address:

Ms. Dawn A. Abuso

Assistant Secretary

Entergy Arkansas, Inc.

639 Loyola Avenue

New Orleans, Louisiana 70113

(504) 576-6755

You may also direct your requests via e-mail to dabuso@entergy.com. We do not intend our Internet address to be an active link or to otherwise incorporate the contents of the website into this prospectus or any accompanying prospectus supplement.

You should rely only on the information incorporated by reference or provided in this prospectus or any accompanying prospectus supplement. We have not, nor have any underwriters, dealers or agents, authorized anyone else to provide you with different information about us or the New Bonds. We are not, nor are any underwriters, dealers or agents, making an offer of the New Bonds in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any accompanying prospectus supplement is accurate as of any date other than the date on the front of those documents or that the documents incorporated by reference in this prospectus or any accompanying prospectus supplement are accurate as of any date other than the date those documents were filed with the SEC. Our business, financial condition, results of operations and prospects may have changed since these dates.

RATIO OF EARNINGS TO FIXED CHARGES

We have calculated ratios of earnings to fixed charges pursuant to Item 503 of Regulation S-K of the SEC as follows:

Six Months Ended		Twelve Months Ended December 31,
June 30, 2010	June 30, 2009	2009	2008	2007	2006	2005
3.33	2.39	2.39	2.33	3.19	3.37	3.75

“Earnings” represent the aggregate of (1) income before the cumulative effect of an accounting change, (2) taxes based on income, (3) investment tax credit adjustments-net and (4) fixed charges. “Fixed Charges” include interest (whether expensed or capitalized), related amortization and estimated interest applicable to rentals charged to operating expenses. We accrue interest expense related to unrecognized tax benefits in income tax expense and do not include it in fixed charges.

USE OF PROCEEDS

Except as otherwise described in a prospectus supplement, the net proceeds from the offering of the New Bonds will be used either (a) to repurchase or redeem one or more series of our outstanding securities on their stated due dates or in some cases prior to their stated due dates or (b) for other general corporate purposes. The specific purposes for the proceeds of a particular series of New Bonds or the specific securities, if any, to be acquired or redeemed with the proceeds of a particular series of New Bonds will be described in the prospectus supplement relating to that series.

DESCRIPTION OF THE NEW BONDS

General

We will issue the New Bonds offered by this prospectus from time to time in one or more series under one or more separate supplemental indentures to the Mortgage and Deed of Trust dated as of October 1, 1944, with Deutsche Bank Trust Company Americas, successor corporate trustee, Stanley Burg, successor co-trustee, and, as to property in Missouri, The Bank of New York Mellon Trust Company, National Association, successor co-trustee, and together referred to in this prospectus as “trustees.” This Mortgage and Deed of Trust, as amended and supplemented, is referred to in this prospectus as the “mortgage.” All first mortgage bonds issued or to be issued under the mortgage, including the New Bonds offered by this prospectus, are referred to herein as “bonds.”

The statements in this prospectus and any accompanying prospectus supplement concerning the New Bonds and the mortgage are not comprehensive and are subject to the detailed provisions of the mortgage. The mortgage and a form of supplemental indenture are filed as exhibits to the registration statement of which this prospectus forms a part. You should read these documents for provisions that may be important to you. The mortgage has been qualified under the Trust Indenture Act of 1939. You should refer to the Trust Indenture Act of 1939 for provisions that apply to the New Bonds. Wherever particular provisions or defined terms in the mortgage are referred to under this heading “Description of the New Bonds,” those provisions or defined terms are incorporated by reference in this prospectus.

Terms of Specific Series of the New Bonds

The prospectus supplement relating to each series of New Bonds offered by this prospectus will include a description of the specific terms relating to the offering of that series. These terms will include any of the following terms that apply to that series:

1.  the designation, or name, of the series of New Bonds;

2.  the aggregate principal amount of the series;

3.  the offering price of the series;

4.  the date on which the series will mature;

5.  the rate or method for determining the rate at which the series will bear interest;

6.  the date from which interest on the series accrues;

7.  the dates on which interest on the series will be payable;

8.  the prices and the other terms and conditions, if any, upon which we may redeem the series prior to maturity;

9.  the applicability of the dividend covenant described below to the series;

10.  the terms of an insurance policy, if any, that will be provided for the payment of the principal of and/or interest on the series;

11.  the rights, if any, of a holder to elect repayment; and

12.  any other terms of the series not inconsistent with the provisions of the mortgage.

As of June 30, 2010, we had approximately $1,100 million principal amount of bonds outstanding.

Payment

The New Bonds and interest thereon will be paid in any coin or currency of the United States of America that at the time of payment is legal tender at the corporate trust office of the corporate trustee in the Borough of Manhattan, City and State of New York. See “-Book-Entry Only Securities” for additional information relating to payment on the New Bonds.

Sinking or Improvement Fund

The mortgage provides that each series of bonds may be subject to annual sinking or improvement fund payments. This amount is stated as 1% per year of the greatest amount for each of these series outstanding prior to the beginning of the year, less certain retired bonds. Any series of New Bonds that we issue under this prospectus will not be entitled to these sinking or improvement fund requirements.

Redemption and Retirement

General

The prospectus supplement for a particular series of New Bonds offered by this prospectus will contain the prices and other terms and conditions, if any, for redemption of that series prior to maturity.

Special Retirement Provisions

If, during any 12-month period, we dispose of mortgaged property by order of or to any governmental authority, resulting in the receipt of $10,000,000 or more as proceeds, we, subject to certain conditions, must apply such proceeds, less certain deductions, to the retirement of outstanding bonds. If this occurs, we may redeem the outstanding bonds of any series that are redeemable before maturity by the application of cash deposited for this purpose at the redemption prices applicable to those bonds.

We have reserved the right to amend the mortgage without any consent or other action of the holders of any series of bonds created after January 31, 1979 to eliminate these special redemption provisions. Since all of the bonds issued on or prior to January 31, 1979 have matured or have been redeemed and are no longer outstanding under the mortgage, we may exercise this right to so amend the mortgage at any time.

Form and Exchange

The New Bonds will be fully-registered bonds without coupons. See “-Book-Entry Only Securities.” The New Bonds will be exchangeable for other New Bonds of the same series in equal aggregate principal amounts.

Security

The New Bonds, together with all other bonds outstanding now or in the future under the mortgage, will be secured, equally and ratably, by the mortgage. The mortgage constitutes a first mortgage lien on substantially all of our property subject to bankruptcy law and:

1.  leases of minor portions of our property to others for uses which do not interfere with our business;

2.  leases of certain of our property that we do not use in our business; and

3.  excepted encumbrances.

The mortgage does not create a lien on the following “excepted property”:

1.  cash and securities;

2.  certain equipment, materials and supplies;

3.  automobiles and other vehicles and aircraft, timber, minerals, mineral rights and royalties;

4.  receivables, contracts, leases and operating agreements; and

5.  certain unimproved lands sold or to be sold.

The mortgage contains provisions that impose the lien of the mortgage on property that we acquire after the date of the mortgage, other than the excepted property, subject to pre-existing liens. However, if we consolidate or merge with, or sell substantially all of our mortgaged property to, a successor, the lien created by the mortgage will generally not cover the property of the successor, other than the property it acquires from us and improvements, replacements and additions to that property.

We have reserved the right to amend the mortgage without the consent or other action of the holders of any of the bonds created after February 29, 1996, to provide that, if we sell substantially all of our mortgaged property to a successor, the successor will assume all of our obligations and covenants under the mortgage and the outstanding bonds and we may be released and discharged from such obligations and covenants.

The mortgage also provides that the trustees have a lien on the mortgaged property to ensure the payment of their reasonable compensation, expenses and disbursements and for indemnity against certain liabilities. This lien takes priority over the lien securing the New Bonds.

The mortgage also contains restrictions on the issuance of debt secured by a prior lien on the mortgaged property (“qualified lien bonds”).

Issuance of Additional Bonds

The maximum principal amount of bonds that may be issued under the mortgage is unlimited, subject to property additions, earnings and other limitations of the mortgage. Bonds of any series may be issued from time to time on the following bases:

1.  60% of the cost or fair value, whichever is less, of unfunded property additions after adjustments to offset retirements;

2.  retirements of bonds or qualified lien bonds; or

3.  deposit of cash with the trustees.

Property additions generally include, among other things, electric, gas, steam or hot water property acquired after June 30, 1944. Securities, automobiles or other vehicles or aircraft, or property used principally for the production or gathering of natural gas, are not included as property additions.

As of June 30, 2010, we could have issued approximately $608 million principal amount of additional bonds on the basis of property additions and approximately $796 million principal amount of bonds on the basis of retired bonds.

When bonds are issued on the basis of property additions as described in clause (1) above, cash as described in clause (3) above or, with certain exceptions, retired bonds as described in clause (2) above, the issuance must meet an “earnings” test. The adjusted net earnings, before interest and income taxes, for 12 consecutive months of the preceding 15 months must be at least twice the annual interest requirements on all bonds outstanding at the time, plus the bonds to be issued, plus all indebtedness, if any, of prior rank. The adjusted net earnings are calculated with a deduction of $5,800,000 plus 2% of net additions to mortgaged property in lieu of actual retirements of mortgaged property. Based upon the results of our operations for the twelve months ended June 30, 2010, if we were to make an application for authentication and delivery of bonds as of the date of this prospectus, solely based on the earnings coverage test (and, therefore, not taking into account the property additions and retired bond issuance limitations), we could issue approximately $2,017 million in principal amount of bonds, in addition to the amount of bonds then outstanding (assuming an interest rate of 4% for additional bonds). Such amount will be affected by the issuance of the New Bonds and the retirement of existing bonds with the proceeds of the New Bonds and by subsequent net earnings. New Bonds in a greater amount may also be issued for the refunding of outstanding bonds.

We have reserved the right to amend the mortgage without the consent or other action of the holders of any of the bonds created after February 29, 1996, and the provisions discussed in the foregoing paragraphs describing the issuance of bonds on the basis of property additions as follows:

1.  to permit the issuance of bonds on the basis of 80% of the cost or fair value, whichever is less, of unfunded property additions after adjustments to offset retirements; and

2.  to modify the net earnings test

a.  to provide that the period over which we will calculate net earnings will be 12 consecutive months of the preceding 18 months;

b.  to specifically permit the inclusion in net earnings of revenues collected subject to possible refund and allowances for funds used during construction; and

c.  to provide for no deduction for non-recurring charges.

We have also reserved the right to amend the mortgage without any consent or other action of the holders of any of the bonds created after June 30, 1978 to make any form of space satellites including solar power satellites, space stations and other analogous facilities available as property additions. Since all of the bonds issued on or prior to June 30, 1978 have matured or have been redeemed and are no longer outstanding under the mortgage, we may exercise this right to amend the mortgage at any time.

Other than the security afforded by the lien of the mortgage and restrictions on the issuance of additional bonds described above, there are no provisions of the mortgage that grant the holders of the bonds protection in the event of a highly leveraged transaction involving us.

Release and Substitution of Property

We may release property from the lien of the mortgage, without applying an earnings test, on the following bases:

1.  the deposit of cash or, to a limited extent, purchase money mortgages;

2.  property additions, after adjustments in certain cases to offset retirements and after making adjustments for qualified lien bonds, if any, outstanding against property additions; and

3.  a waiver of the right to issue bonds on the basis of retired bonds.

We can withdraw cash upon the bases stated in clause (2) and/or (3) above without applying an earnings test.

The mortgage also contains special provisions with respect to qualified lien bonds pledged and the disposition of moneys received on pledged prior lien bonds.

We have reserved the right to amend the mortgage without the consent or other action of the holders of any of the bonds created after February 29, 1996 to permit release or substitution of property from the lien of the mortgage on the following bases:

1.  mortgaged property may be released in an amount equal to the principal amount of all the retired bonds we elected to use for the release times the bonding ratio in effect at the time the bonds were issued;

2.  unfunded property may be released so long as we have at least one dollar in unfunded property additions;

3.  existing limitations on the amount of obligations secured by purchase money mortgages upon property released will be eliminated such that the property can be released; and

4.  “Funded Property” shall mean property specified by us with a fair value determined by an independent expert not less than 10/8ths of the sum of the amount of the outstanding bonds and retired bonds.

Dividend Covenant

The terms of certain of our outstanding series of bonds include our covenant to restrict our payment of cash dividends on our common stock in certain circumstances. Any dividend covenant applicable to a series of New Bonds will be described in the prospectus supplement relating to that series of New Bonds. There is no assurance that the terms of future dividend covenants, if any, will be the same as those applicable to our outstanding bonds.

Modification

Your rights as a bondholder may be modified with the consent of the holders of 66 2/3% of the outstanding bonds, and, if less than all series of bonds are affected, the consent also of holders of 66 2/3% of the outstanding bonds of each series affected. In general, no modification of the terms:

1.  of payment of principal or interest;

2.  of obligations for special retirement due to the order of a governmental authority (see however, “— Redemption and Retirement — Special Retirement Provisions” above relating to a reservation of the right to amend this provision);

3.  affecting the lien of the mortgage; or

4.  reducing the percentage required for modification,

is effective against any bondholder without that bondholder’s consent.

We have reserved the right to amend the mortgage without the consent or action of any of the holders of bonds created after February 29, 1996:

1.  to reduce the percentage vote required to modify certain rights of the holders of the bonds to a majority of the holders of all outstanding bonds, considered as one class;

2.  to provide that if a proposed change affects less than all series of outstanding bonds, then only the consent of a majority of the bonds of each series affected, considered as one class, is required to make this change; and

3.  to permit us to amend the mortgage without the consent of the holders of bonds to make changes which do not adversely affect the interests of the holders in any material respect.

Defaults

Defaults under the mortgage include:

1.  default in the payment of principal;

2.  default for 60 days in the payment of interest or installments of funds for the retirement of bonds;

3.  certain events of bankruptcy, insolvency or reorganization;

4.  defaults with respect to qualified lien bonds; and

5.  default in other covenants for 90 days after notice.

The trustees may withhold notice of default, except in payment of principal, interest or funds for purchase or redemption of bonds, if they in good faith determine it is in the interests of the holders of the bonds.

The corporate trustee or the holders of 25% of the bonds may declare the principal and interest due and payable on default. However, a majority of the holders may annul such declaration if the default has been cured. No holder of bonds may enforce the lien of the mortgage without giving the trustees written notice of a default and unless

1.  the holders of 25% of the bonds have requested the trustees in writing to act and offered them reasonable opportunity to act and indemnity satisfactory to them against the costs, expenses and liabilities to be incurred thereby; and

2.  the trustees shall have failed to act.

The holders of a majority of the bonds may direct the time, method and place of conducting any proceedings for any remedy available to the trustees or exercising any trust or power conferred upon the trustees.

We are required to file an annual certificate with the trustees as to compliance with the provisions of the mortgage and as to the absence of a default with respect to any of the covenants in the mortgage.

Satisfaction and Discharge of Mortgage

The mortgage may be satisfied and discharged if and when we provide for the payment of all of the bonds and all other sums due under the mortgage.

Book-Entry Only Securities

Unless otherwise specified in the applicable prospectus supplement, the New Bonds will trade through The Depository Trust Company (“DTC”). Each series of New Bonds will be represented by one or more global certificates and registered in the name of Cede & Co., DTC’s nominee. Upon issuance of the global certificates, DTC or its nominee will credit, on its book-entry registration and transfer system, the principal amount of the New Bonds represented by such global certificates to the accounts of institutions that have an account with DTC or its participants. The accounts to be credited shall be designated by the underwriters. Ownership of beneficial interests in the global certificates will be limited to participants or persons that may hold interests through participants. The global certificates will be deposited with the trustee as custodian for DTC.

DTC is a New York clearing corporation and a clearing agency registered under Section 17A of the Exchange Act. DTC holds securities for its participants. DTC also facilitates the post-trade settlement of securities transactions among its participants through electronic computerized book-entry transfers and pledges in the participants’ accounts. This eliminates the need for physical movement of securities certificates. The participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Others who maintain a custodial relationship with a participant can use the DTC system. The rules that apply to DTC and those using its systems are on file with the SEC.

Purchases of the New Bonds within the DTC system must be made through participants, who will receive a credit for the New Bonds on DTC’s records. The beneficial ownership interest of each purchaser will be recorded on the appropriate participant’s records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners should receive written confirmations of the transactions, as well as periodic statements of their holdings, from the participants through whom they purchased New Bonds. Transfers of ownership in the New Bonds are to be accomplished by entries made on the books of the participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates for their New Bonds of a series, except if use of the book-entry system for the New Bonds of that series is discontinued.

To facilitate subsequent transfers, all New Bonds deposited by participants with DTC are registered in the name of DTC’s nominee, Cede & Co. The deposit of the New Bonds with DTC and their registration in the name of Cede & Co. effects no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the New Bonds. DTC’s records reflect only the identity of the participants to whose accounts such New Bonds are credited. These participants may or may not be the beneficial owners. Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to participants, and by participants to beneficial owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of New Bonds may wish to take certain steps to augment transmission to them of notices of significant events with respect to the New Bonds, such as redemptions, tenders, defaults and proposed amendments to the mortgage. Beneficial owners of the New Bonds may wish to ascertain that the nominee holding the New Bonds has agreed to obtain and transmit notices to the beneficial owners.

Redemption notices will be sent to Cede & Co., as registered holder of the New Bonds. If less than all of the New Bonds of a series are being redeemed, DTC’s practice is to determine by lot the amount of New Bonds of such series held by each participant to be redeemed.

Neither DTC nor Cede & Co. will itself consent or vote with respect to New Bonds, unless authorized by a participant in accordance with DTC’s procedures. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns the consenting or voting rights of Cede & Co. to those participants to whose accounts the New Bonds are credited on the record date. We believe that these arrangements will enable the beneficial owners to exercise rights equivalent in substance to the rights that can be directly exercised by a registered holder of the New Bonds.

Payments of redemption proceeds, principal of, and interest on the New Bonds will be made to Cede & Co., or such other nominee as may be requested by DTC. DTC’s practice is to credit participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or our agent, on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices. Payments will be the responsibility of participants and not of DTC, the trustee, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, principal and interest to Cede & Co. (or such other nominee as may be requested by DTC) is our responsibility. Disbursement of payments to participants is the responsibility of DTC, and disbursement of payments to the beneficial owners is the responsibility of participants.

Except as provided in the applicable prospectus supplement, a beneficial owner will not be entitled to receive physical delivery of the New Bonds. Accordingly, each beneficial owner must rely on the procedures of DTC to exercise any rights under the New Bonds.

DTC may discontinue providing its services as securities depositary with respect to the New Bonds at any time by giving us reasonable notice. In the event no successor securities depositary is obtained, certificates for the New Bonds will be printed and delivered. We may decide to replace DTC or any successor depositary. Additionally, subject to the procedures of DTC, we may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to some or all of the New Bonds. In that event or if an event of default with respect to a series of New Bonds has occurred and is continuing, certificates for the New Bonds of such series will be printed and delivered. If certificates for such series of New Bonds are printed and delivered,

•	those New Bonds will be issued in fully registered form without coupons;

•

a holder of certificated New Bonds would be able to exchange those New Bonds, without charge, for an equal aggregate principal amount of New Bonds of the same series, having the same issue date and with identical terms and provisions; and

•	a holder of certificated New Bonds would be able to transfer those New Bonds without cost to another holder, other than for applicable stamp taxes or other governmental charges.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we do not take any responsibility for the accuracy of this information.

PLAN OF DISTRIBUTION

Methods and Terms of Sale

We may use a variety of methods to sell the New Bonds including:

1.  through one or more underwriters or dealers;

2.  directly to one or more purchasers;

3.  through one or more agents; or

4.  through a combination of any such methods of sale.

The prospectus supplement relating to a particular series of the New Bonds will set forth the terms of the offering of the New Bonds, including:

1.  the name or names of any underwriters, dealers or agents and any syndicate of underwriters;

2.  the initial public offering price;

3.  any underwriting discounts and other items constituting underwriters’ compensation;

4.  the proceeds we receive from that sale; and

5.  any discounts or concessions allowed or reallowed or paid by any underwriters to dealers.

Underwriters

If we sell the New Bonds through underwriters, they will acquire the New Bonds for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriters for a particular underwritten offering of New Bonds will be named in the applicable prospectus supplement and, if an underwriting syndicate is used, the managing underwriter or underwriters will be named on the cover page of the applicable prospectus supplement. In connection with the sale of New Bonds, the underwriters may receive compensation from us or from purchasers in the form of discounts, concessions or commissions. The obligations of the underwriters to purchase New Bonds will be subject to certain conditions. The underwriters will be obligated to purchase all of the New Bonds of a particular series if any are purchased. However, the underwriters may purchase less than all of the New Bonds of a particular series should certain circumstances involving a default of one or more underwriters occur.

The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers by any underwriters may be changed from time to time.

Stabilizing Transactions

Underwriters may engage in stabilizing transactions and syndicate covering transactions in accordance with Rule 104 under the Exchange Act. Stabilizing transactions permit bids to purchase the underlying New Bond so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the New Bonds in the open market after the distribution has been completed in order to cover syndicate short positions. These stabilizing transactions and syndicate covering transactions may cause the price of the New Bonds to be higher than it would otherwise be if such transactions had not occurred.

Agents

If we sell the New Bonds through agents, the applicable prospectus supplement will set forth the name of any agent involved in the offer or sale of the New Bonds as well as any commissions we will pay to them. Unless otherwise indicated in the applicable prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

Related Transactions

Underwriters, dealers and agents (or their affiliates) may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of business.

Indemnification

We will agree to indemnify any underwriters, dealers, agents or purchasers and their controlling persons against certain civil liabilities, including liabilities under the Securities Act.

Listing

Unless otherwise specified in the applicable prospectus supplement, the New Bonds will not be listed on a national securities exchange or the Nasdaq Stock Market. No assurance can be given that any broker-dealer will make a market in any series of the New Bonds and, in any event, no assurance can be given as to the liquidity of the trading market for any of the New Bonds.

EXPERTS

The financial statements, and the related financial statement schedule, incorporated in this prospectus by reference from Entergy Arkansas, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2009, and the effectiveness of Entergy Arkansas, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGALITY

The legality of the New Bonds will be passed upon for us by Morgan, Lewis & Bockius LLP, New York, New York, and Friday, Eldredge & Clark, LLP, Little Rock, Arkansas. Certain legal matters with respect to the offering of the New Bonds will be passed upon for the underwriters by Pillsbury Winthrop Shaw Pittman LLP, New York, New York. Pillsbury Winthrop Shaw Pittman LLP regularly represents us and our affiliates in connection with various matters. Morgan, Lewis & Bockius LLP may rely on the opinion of Friday, Eldredge & Clark, LLP, as to matters of Arkansas law relevant to its opinion. Matters pertaining to New York law will be passed upon by Morgan, Lewis & Bockius LLP, our New York counsel.